SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: May 19, 2006	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-019 dated May 19, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium to redeem $101-million in Senior Notes	06-019
Date: May 19, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com
ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it intends to redeem the approximately $30-million outstanding principal amount of its 6.86 percent Senior Notes due December 29, 2007 and the approximately $71-million outstanding principal amount of its 7.06 percent Senior Notes due December 29, 2010 (the “Notes”). The Notes will be redeemed in their entirety on June 19, 2006 at a price equal to the outstanding principal amount of the Notes plus accrued and unpaid interest to such date together with any yield-maintenance amount. Agrium intends to use a portion of the net proceeds from its $300-million debenture offering announced on May 17, 2006 to fund the redemption, consistent with the announced use of proceeds for the offering.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Certain statements in this press release constitute forward-looking statements, including references to the planned redemption of Notes, the planned use of proceeds from the Corporation’s debenture offering and our strategy. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, and in particular the sections headed “Our Key Business Sensitivities” and “Business Risks” therein, and are further discussed in the relevant parts of our Management’s Discussion and Analysis for the three months ended March 31, 2006, and in particular the section headed “Key Risks and Uncertainties” therein, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.